EXHIBIT 99.1

Crescent Point Announces Q3 2018 Results

CALGARY, Alberta, Oct. 25, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2018.

KEY HIGHLIGHTS

  Announced updated strategy and transition plan on September 5, 2018, with a goal of becoming a more focused and efficient company with a stronger balance sheet.
  Completed previously announced organizational restructuring, resulting in approximately $50 million of annual cost savings.
  Strong third quarter production with current operations on track to meet or exceed 2018 guidance within capital budget.

FINANCIAL HIGHLIGHTS

  Funds flow from operations totaled $474.7 million during third quarter, or $0.86 per share diluted, including an operating netback of $41.14 per boe.
  Capital expenditures were $416.0 million in the quarter. The Company spent $366.4 million on drilling and development activities, drilling 215 (169.2 net) wells, $44.7 million on facilities and seismic and $4.9 million on land.
  Crescent Point's 2018 capital expenditures guidance remains unchanged at $1.775 billion, with free cash flow generation expected to improve in 2019, based on a preliminary capital expenditures budget of $1.55 billion to $1.60 billion.
  As at September 30, 2018, net debt to funds flow from operations was 2.1 times, with cash and unutilized credit capacity of approximately $1.7 billion. The Company is targeting net debt to funds flow from operations of 1.3 times or less, which it expects to achieve as part of its transition plan deliverables.
  General and administrative ("G&A") expenses totaled $29.0 million or $1.81/boe in the quarter, including $5.7 million of incremental severance costs associated with the recent organizational restructuring. Crescent Point expects to realize savings from this restructuring starting in fourth quarter 2018, a portion of which will reduce G&A expenses. The Company's transition plan also includes further cost reduction pilots and initiatives targeting additional operating expense and capital cost savings.
  As at October 19, 2018, Crescent Point had, on average, over 40 percent of its oil and liquids production, net of royalty interest, hedged through the remainder of 2018 and 2019, at a weighted average market value price of approximately CDN$78.00/bbl.

OPERATIONAL HIGHLIGHTS

  Third quarter production averaged 174,275 boe/d, comprised of approximately 90 percent oil and liquids. Average production during the quarter was slightly ahead of forecast and takes into account approximately 4,800 boe/d of previously announced non-core asset dispositions that closed at the end of second quarter. The Company's fourth quarter production estimate is currently tracking ahead of forecast, based on an annual guidance of 177,000 boe/d.
  Operating activity within Crescent Point’s Canadian assets resumed at the beginning of third quarter following normal seasonality related to spring break-up. In the Viewfield Bakken and Shaunavon resource plays, the Company is focused on a combination of low-risk, high-return infill drilling and waterflood development. In the Flat Lake resource play, Crescent Point's return-focused development strategy is expected to generate improved efficiencies by utilizing new facilities, implementing pad drilling and reducing costs.
  In the Company's emerging and earlier stage resource plays, Crescent Point remains encouraged with well results, including recent two-mile horizontal wells targeting multiple zones in the Uinta Basin. The Company is focused on improving well costs and overall efficiencies in this resource play through stacked, multi-well pad development. Crescent Point will continue to pursue new opportunities for increased market access in the Uinta Basin and monitor well results in the East Shale Duvernay before increasing capital allocated to these resource plays.
  The Company's average selling price per barrel of crude oil was CDN$80.11 during third quarter. Despite the recent widening of Canadian oil differentials, Crescent Point expects its realized oil pricing in fourth quarter to be significantly stronger than Canadian index prices as approximately 90 percent of the Company's oil production is either located downstream of recent apportionment points or in the United States. As a result, Crescent Point currently expects its average crude oil selling price in fourth quarter to be only approximately 15 percent lower compared to third quarter, based on realized prices to date and current forward pricing.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

Summary of Drilling Results
The following table summarizes the Company’s drilling results for the three months ended September 30, 2018:

Three Months Ended September 30, 2018	Total	Net
Williston Basin (1)	112	107.2
Southwest Saskatchewan	90	54.7
Uinta Basin (1)	8	3.6
Other	5	3.7
Total	215	169.2

(1) The net well count is subject to final working interest determination.

OUTLOOK

Crescent Point remains committed to achieving its transition plan deliverables, which are centered around a focused asset base, balance sheet strength, improved margins and increased free cash flow generation.

During its recent strategy review, the Company identified a number of assets as potential divestment candidates. Crescent Point is targeting a net debt to funds flow from operations of 1.3 times or less over the next 12 to 24 months and will be disciplined during the divestiture process to ensure appropriate asset values are realized for shareholders.

“We are in the early stages of our transition and have already completed an organizational restructuring as part of our cost reduction initiatives," said Craig Bryksa, President and CEO of Crescent Point. “We remain committed to achieving each of our deliverables and will keep our shareholders informed as we execute our strategy. Once we achieve our goals, we expect to be in a stronger position to allocate increased free cash flow to other value creating opportunities."

On October 23, 2018, the Canadian federal government announced a new carbon pricing policy, which is expected to apply to Crescent Point's Saskatchewan operations beginning in April 2019. The direct impact from this policy is expected to be minimal, with incremental costs representing less than one percent of annual funds flow from operations. The Company's operations and capital investments continue to reflect its commitment to environmentally responsible development.

GUIDANCE

Crescent Point’s 2018 guidance remains unchanged, with an annual average production of 177,000 boe/d and capital expenditures of $1.775 billion. As previously released on September 5, 2018, the Company's preliminary 2019 capital expenditures guidance is expected to be approximately $1.55 billion to $1.60 billion, with annual average production of approximately 176,000 to 180,000 boe/d. As disclosed previously, the Company's guidance excludes expenditures on land, which are expected to be modest at approximately one to two percent of incremental capital.

Crescent Point plans to announce its formal 2019 guidance upon completion of its 2018 capital program. The Company will continue to monitor oil differentials and their impact on corporate returns as it finalizes its guidance and capital allocation for 2019.

CONFERENCE CALL DETAILS

The Company’s management will host a conference call on Thursday, October 25, 2018 at 10:00 a.m. MT (12:00 p.m. ET), to discuss Crescent Point’s results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point’s website under the "Invest" heading.

Participants can listen to this event online by entering https://edge.media-server.com/m6/p/pe6eo46k in a web browser. Alternately, the conference can be accessed by dialing 844-231-0101 or 216-562-0389 and entering passcode 5172225. For those unable to participate in the conference call at the scheduled time, the webcast will be archived for replay and can be accessed on the Company's website at www.crescentpointenergy.com. The replay will be available approximately one hour after the completion of the call.

The Company's unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2018, are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(Cdn$ millions except per share and per boe amounts)	2018	2017	2018	2017
Financial
Cash flow from operating activities	474.1	437.0	1,388.9	1,269.1
Funds flow from operations (1)	474.7	389.0	1,403.9	1,234.1
Per share (1) (2)	0.86	0.71	2.55	2.26
Net income (loss)	30.5	(270.6)	(226.4)	(67.6)
Per share (2)	0.06	(0.50)	(0.41)	(0.12)
Adjusted net earnings from operations (1)	84.8	33.7	250.9	135.1
Per share (1) (2)	0.15	0.06	0.46	0.25
Dividends declared	49.8	49.4	149.1	148.2
Per share (2)	0.09	0.09	0.27	0.27
Payout ratio (%) (1)	10	13	11	12
Net debt (1)	4,006.9	4,135.9	4,006.9	4,135.9
Net debt to funds flow from operations (1) (3)	2.1	2.5	2.1	2.5
Climate change initiatives and asset retirement (4)	12.5	0.7	27.5	18.2
Weighted average shares outstanding
Basic	549.8	545.4	548.8	545.0
Diluted	551.1	546.2	550.2	546.7
Operating
Average daily production
Crude oil (bbls/d)	134,146	139,254	140,304	139,811
NGLs (bbls/d)	22,257	18,811	19,668	17,850
Natural gas (mcf/d)	107,231	108,021	109,098	104,117
Total (boe/d)	174,275	176,069	178,155	175,014
Average selling prices (5)
Crude oil ($/bbl)	80.11	54.74	74.50	57.28
NGLs ($/bbl)	33.35	25.89	33.98	25.46
Natural gas ($/mcf)	2.00	2.10	2.01	2.72
Total ($/boe)	67.15	47.35	63.66	49.97
Netbacks ($/boe)
Oil and gas sales	67.15	47.35	63.66	49.97
Royalties	(10.68)	(7.08)	(9.62)	(7.32)
Operating expenses	(13.56)	(12.97)	(13.22)	(12.58)
Transportation expenses	(1.77)	(1.96)	(2.01)	(2.09)
Operating netback (1)	41.14	25.34	38.81	27.98
Realized gain (loss) on derivatives	(7.14)	3.29	(4.89)	1.83
Other (6)	(4.39)	(4.62)	(5.05)	(3.98)
Funds flow from operations netback (1)	29.61	24.01	28.87	25.83
Capital Expenditures
Capital acquisitions (dispositions), net (7)	(21.4)	(12.7)	(298.0)	157.8
Development capital expenditures (4)
Drilling and development	366.4	423.7	1,257.8	1,119.4
Facilities and seismic	44.7	42.5	176.5	130.4
Land	4.9	39.5	28.3	82.6
Total	416.0	505.7	1,462.6	1,332.4

(1)	Funds flow from operations, funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, payout ratio, net debt, net debt to funds flow from operations, operating netback and funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(4)	Climate change initiatives and asset retirement includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(5)	The average selling prices reported are before realized derivatives and transportation.
(6)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange and cash-settled share-based compensation and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(7)	Capital acquisitions (dispositions), net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "payout ratio", "net debt", "net debt to funds flow from operations", "operating netback" and "funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Cash flow from operating activities	474.1	437.0	1,388.9	1,269.1
Changes in non-cash working capital	(6.2)	(52.5)	(9.3)	(54.2)
Transaction costs	1.4	(0.4)	4.3	2.3
Decommissioning expenditures	5.4	4.9	20.0	16.9
Funds flow from operations	474.7	389.0	1,403.9	1,234.1

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Net income (loss)	30.5	(270.6)	(226.4)	(67.6)
Amortization of E&E undeveloped land	39.9	33.7	118.2	99.5
Impairment	15.2	306.5	15.2	306.5
Unrealized derivative (gains) losses	29.2	58.0	298.5	(16.4)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(62.9)	(13.4)	69.8	(147.5)
Unrealized loss on long-term investments	6.1	0.6	12.4	7.2
(Gain) loss on sale of long-term investments	2.8	—	(1.7)	—
Net (gain) loss on capital dispositions	30.2	(10.1)	100.8	(10.1)
Deferred tax relating to adjustments	(6.2)	(71.0)	(135.9)	(36.5)
Adjusted net earnings from operations	84.8	33.7	250.9	135.1

Payout ratio is calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2018	September 30, 2017
Long-term debt (1)	4,156.2	4,149.9
Accounts payable and accrued liabilities	653.2	644.8
Dividends payable	16.8	16.7
Long-term compensation liability (2)	18.1	12.3
Cash	(65.5)	(74.4)
Accounts receivable	(455.7)	(304.3)
Prepaids and deposits	(7.0)	(7.4)
Long-term investments	(20.0)	(28.6)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(289.2)	(273.1)
Net debt	4,006.9	4,135.9

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange and cash-settled share-based compensation, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of operating netback and funds flow from operations netback is shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company’s goal of becoming a more focused and efficient company with a stronger balance sheet; the anticipated annual cost savings associated with organization restructuring; Crescent Point’s expectation that free cash flow generation will improve in 2019 based on the Company’s preliminary capital expenditures budget; the Company’s net debt to funds flow from operations target, and its expectation that the target will be met as part of its transition plan; the expected timing to realize savings in relation to the restructuring; further anticipated cost reduction pilots and initiatives targeting additional operating expenses and capital cost savings; the Company's continued exploration of asset disposition opportunities; the Company's development strategy; Crescent Point's development strategy for Flat Lake and its expected impact on efficiencies; the Company’s focus on improving well costs and overall efficiencies in the Uinta Basin through stacked, multi-well pad development;  Crescent Point’s plans to continue to pursue new opportunities for increased market access in the Uinta Basin and monitor well results in the East Shale Duvernay before increasing capital allocated to these resource plays; Crescent Point’s expectation that its realized oil pricing in fourth quarter will be significantly stronger than posted indexes due to approximately 90 percent of its oil production is either located downstream of recent apportionment points or produced in the United States; the Company’s current expectation that its average fourth quarter crude oil selling price will be approximately 15 percent lower compared to third quarter, based on realized prices to date and current forward pricing; Crescent Point’s ongoing commitment to achieving each of its transition plan deliverables; the Company’s net debt to funds flow from operations target over the next 12 to 24 months; the Company’s plan to remain disciplined during the transition process to ensure appropriate asset values are realized for shareholders; the Company’s expectation that once its transition goals are achieved, the Company expects to be in a stronger position to allocate increased free cash flow to other value creating opportunities; the Company’s plan to keep shareholders informed as it executes its strategy; the expected impact the recently announced new carbon pricing policy will have on the Company; Crescent Point’s 2018 guidance; the Company’s preliminary 2019 capital expenditures and annual average production guidance; Crescent Point’s expected timing to announce its formal 2019 guidance; anticipated 2018 land spending; and the Company’s plan to continue to monitor oil differentials and their impact on overall corporate returns as it finalizes its guidance and capital allocation plan for 2019.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2017 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2018 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended September 30, 2018 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markers, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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